Paul, Hastings, Janofsky & Walker LLP 4747 Executive Drive 12th Floor San Diego, CA 92121 telephone 858-458-3000 — facsimile 858-458-3005 — www.paulhastings.com

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teriobrien@paulhastings.com

October 1, 2010

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:   Mr. Jay Ingram

                    Ms. Chambre Malone

Re:            Gevo, Inc.

                    Registration Statement on Form S-1 (File No. 333-168792)

                    Amendment No. 1

Dear Mr. Ingram and Ms. Malone:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Gevo, Inc. (the “Company”), is Amendment No. 1 (“Amendment No. 1”) amending the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2010 (the “Initial Registration Statement”). Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Registration Statement.”

Amendment No. 1 is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated September 8, 2010 with respect to the Initial Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

General

1.               We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

United States Securities and Exchange Commission October 1, 2010 Page 2

The Company respectfully acknowledges the Staff’s comment.

2.               As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

The Company acknowledges the Staff’s comment and confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until the Company has included an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information the Company may exclude in reliance upon Rule 430A.

3. Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by FINRA.

The Company acknowledges the Staff’s comment and confirms that, prior to the effectiveness of the Registration Statement, it will inform the Staff as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by FINRA.

4.               Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

In response to the Staff’s comment, enclosed as Part A of the supplemental binder provided with this letter (the “Supplemental Binder”), please find a copy of the artwork or other graphics the Company intends to use in the inside cover of its prospectus. Such artwork or other graphics are in addition to the artwork or other graphics already included in the Registration Statement.

Inside Front Cover

5. Please relocate the dealer prospectus delivery obligation to the outside back cover page. See Item 502(b) of Regulation S-K.

United States Securities and Exchange Commission October 1, 2010 Page 3

The Company respectfully advises the Staff that the Company has relocated the dealer prospectus delivery obligation to the outside back cover page of the Registration Statement.

Conventions that apply to this prospectus, page i

6. Please provide us with copies of the reports citing the market data you provide throughout your prospectus, marked with page references tracking your disclosures in the filing.

In response to the Staff’s request, enclosed as Part B of the Supplemental Binder, are copies of the reports citing the market data the Company has provided throughout its prospectus, marked to identify the specific information cited in the prospectus. The Company has included in the Supplemental Binder a detailed source chart indicating the relevant pages of market data that support the data and statements included in Amendment No. 1 and indicating the relevant pages of Amendment No. 1 on which such data has been used. Where data cited in the S-1 is the result of the Company’s calculations using such reports, these calculations are provided in a comprehensive calculation walkthrough.

7.               We note your disclosure in the last paragraph. Please tell us why you provide product market volumes for the year 2007 rather than as of a more recent date and discuss the impact that using dated information has on the reliability of the information you are providing to investors.

The Company respectfully advises the Staff that the product market volumes for the year 2007 are the most current data available from our consultant, SRI Consulting (“SRI”). Although more recent data is available for certain individual chemicals and fuels markets, broad scale reviews, such as SRI’s “Petrochemical Industry Overview,” are typically only conducted every three to four years. Accordingly, the Company has no similarly broad study available with data for years after 2007. The Company chose to use 2007 data for all market volumes, even for those individual markets where more recent data is available, in order to allow for consistent comparison of volumes across its target markets.

Additionally, the Company believes that the use of 2007 market data does not significantly impact the reliability of the information being provided to investors. Based on the worldwide production volumes set forth in the “Petrochemical Industry Overview,” a copy of which is included in the Supplemental Binder, the Company notes that although exhibiting a significant overall upward trend from 1975 to 2007, such volumes do not fluctuate widely from year to year, typically changing by less than five percent. Therefore, the Company believes that in extremely large commodity markets, worldwide growth from year to year is relatively small and the Company does not anticipate that market volume data from 2008 to 2010 will vary significantly from the 2007 data provided in the Registration Statement.

Finally, for some chemicals, more recent data is not available at all, and calculations using data for different years would lead to inconsistent comparisons and likely mislead investors. For example, many of our market volume calculations aggregate market data from multiple sources, many of which are only available through 2007. The use of more recent data would require relying on more individual studies, and differences in methodologies among such studies could make direct comparisons of numbers difficult or misleading.

United States Securities and Exchange Commission October 1, 2010 Page 4

Prospectus Summary, page 1

8.               Please revise to include a discussion of your weaknesses that is equally prominent as the discussion of your competitive strengths on page six to ensure that investors receive a balanced summary description of your company and your business. For example, we note your statement on page 20 that no market currently exists for your product as a fuel or fuel blendstock.

In response to the Staff’s comment, the Company has included a discussion of its weaknesses beginning on page 8 of Amendment No. 1, under the heading “Summary risk factors.”

Business overview, page 1 Our company, page 1

9. Please revise to state that you are a development stage company that has generated minimal revenues and experienced net losses since inception.

In response to the Staff’s comment, the Company has revised the disclosure under the “Business Overview—Our company” section on pages 1-2 of Amendment No. 1, to state that it is a development stage company that has generated minimal revenues and experienced net losses since inception.

Summary historical and pro forma as adjusted financial data, page 12

10.            Please expand the introductions to the summary historical and pro forma as adjusted financial data on page 12 and the pro forma financial statements on page 57 to provide prominent disclosure of your plans to discontinue Agri-Energy’s production of ethanol and retrofit the Luverne facility to produce isobutanol. Discuss how you believe these activities are expected to impact the operations and liquidity of the combined companies going forward.

In response to the Staff’s comment, the Company has revised the introductions to the summary historical and pro forma, as adjusted financial data on page 12 of Amendment No. 1 and the pro forma financial statements on page 56 of Amendment No. 1 to provide prominent disclosure of its plans to discontinue Agri-Energy’s production of ethanol following retrofit of the Luverne facility to produce isobutanol. The Company respectfully advises the Staff that it has also provided a discussion regarding how such activities are expected to impact the operations and liquidity of the combined companies going forward on pages 64-65 of Amendment No. 1.

United States Securities and Exchange Commission October 1, 2010 Page 5

11.            The calculation of pro forma net loss per share on the statements of operations and pages 13 and 56, and the presentation of pro forma balance data on page 14 and the capitalization table on page 50 apparently assume the conversion of all preferred stock into common stock on a one-for-one basis. In Note 1 to the financial statements and in footnotes to the pro forma data elsewhere in the document, you disclose this fact and refer to Note 8 for conversion ratio adjustments that may be applicable upon future events. We note that certain of these adjustments may be triggered by your offering. For example, the conversion price of Series D-1 preferred stock is adjusted to 75% of the offering price in an offering prior to December 31, 2010. Please provide us supplementally with an analysis of the expected and potential adjustments to the conversion ratios that may result from your offering. Explain to us how your current presentation of pro forma earnings per share is appropriate and how your current disclosure of summary financial data and capitalization adequately informs investors of the expected and potential impacts of these adjustments.

The Company respectfully advises the Staff that the assumed one-for-one conversion rate of its Series D-1 preferred stock (the “Series D-1 Preferred”) currently referenced throughout the document was used only because the Company has not yet included an estimated price range in the Registration Statement. The use of this assumed conversion rate has allowed the Company to provide potential investors with estimates of the pro forma earnings per share, summary financial data and capitalization, information that would otherwise be impossible to disclose without an estimated price range. At such time as the Company has included an estimated price range, it will recalculate the conversion rate of the Series D-1 Preferred based on the mid-point of the offering price range and use this conversion rate to calculate pro forma earnings per share and for purposes of its disclosure of summary financial data and capitalization. We believe that this presentation will more adequately inform investors of the expected and potential impacts of the Series D-1 Preferred conversion rate adjustment that will be triggered by the offering. In response to the Staff’s request, enclosed as Part C of the Supplemental Binder, please find an analysis of the expected and potential adjustments to the conversion rate of the Series D-1 Preferred based on a range of assumed offering prices.

Risk Factors, Page 16

Our planned acquisition of Agri-Energy may be delayed or may never occur . . . , page 15

12. We note your disclosure in the third sentence. Please disclose, if applicable, any unique closing conditions required under the acquisition agreement.

The Company respectfully advises the Staff that the acquisition of Agri-Energy was completed on September 22, 2010 and the Company has accordingly removed the above referenced risk factor from Amendment No. 1.

United States Securities and Exchange Commission October 1, 2010 Page 6

Our ability to compete may decline if we do not adequately protect our proprietary . . . , page 29

13.            We note your disclosure in the first full paragraph on page 32. Please tell us whether you are aware of any other patents or patent applications for the processes in your GIFTTM proprietary system.

The Company respectfully advises the Staff that it is not aware of any other patents or patent applications that would negatively impact its GIFTTM proprietary system. The Company has conducted a significant amount of research into the patent landscape and monitors competitive intellectual property filings on a daily basis to inform and shape its intellectual property strategy.

Forward-Looking Statements, page 45

14.            We note the disclosure in the last paragraph on page 46. By including the statements of third parties in the prospectus you are reasserting the statements that were initially made by the referenced third parties and your belief as to the accuracy and reliability of those statements is implied through the prospectus disclosure of such information. The reference to “undue” reliance is not clear in providing investors with information about how they are to use the information. As such, please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics presented. If the industry and market data requires disclaimers such as those presented here, it does not appear the market data contributes to an informed investor understanding of the market for the company’s products and services as of the time of their potential investments.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in the last paragraph on page 45 of Amendment No. 1 to remove the reference to “undue” reliance.

Selected financial data, page 55

15.            On page 56 you attribute footnotes (2) and (3) to the line item “net loss per share of common stock attributable to Gevo, Inc. stockholders, basic and diluted,” and attribute footnote (4) to “net loss used in computing pro forma net loss per share of common stock, basic and diluted (unaudited).” It appears, instead, there should be no footnotes attributed to “net loss per share of common stock attributable to Gevo, Inc. stockholders, basic and diluted,” and footnotes (2) and (3) should be attributed to “net loss used in computing pro forma net loss per share of common stock, basic and diluted (unaudited),” such that the presentation mirrors that on page 13. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the footnote disclosures to the selected historical consolidated financial data on page 55 of Amendment No. 1.

United States Securities and Exchange Commission October 1, 2010 Page 7

Unaudited pro forma financial information, page 57

16.            Please tell us whether the acquisition of Agri-Energy is probable. We note your statement on page 15 that the acquisition agreement is an executory contract subject to numerous closing conditions. Please revise to disclose any unusual closing conditions or any deemed to be non-customary.

The Company respectfully advises the Staff that the acquisition of Agri-Energy was completed on September 22, 2010 and the Company has accordingly revised the above referenced disclosure in paragraph 2 on page 56 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition page 62

Agri-Energy Acquisition, page 65

17.            We note the gross losses Agri-Energy incurred for the year ended December 31, 2008 and the three months ended March 31, 2009 as shown on page F-51. Since you intend to report revenue from the production of ethanol on an interim basis until you begin generating revenue from sales of isobutanol, please revise MD&A herein to discuss the reason(s) for these gross losses, and the factors that may contribute to future gross losses during the retrofit/interim period.

In response to the Staff’s comment, the Company has revised its disclosure on pages 64-66 of Amendment No. 1 to include a discussion of the reasons for Agri-Energy’s gross losses, and the factors that may contribute to future gross losses during the retrofit/interim period.

18. Please revise MD&A herein to discuss the nature of the inflows and outflows that comprise the line item “net change in parent investment” as shown on page F-52.

In response to the Staff’s comment, the Company has revised its disclosure on page 67 of Amendment No. 1 to include a discussion of the nature of the inflows and outflows that comprise the line item “net change in parent investment” as shown on page F-52 of the Initial Registration Statement.

Critical Accounting Policies and Estimates, page 66

19.            Property and equipment represents 18% of total assets at December 31, 2009, and you disclose on page F-11 that no impairment charges have been recorded related to your long-lived assets from inception through March 31, 2010. Given the significance of these assets to your overall financial condition, please revise your filing to include a critical accounting policy that addresses why no such impairments have been warranted despite your history of operating losses and negative operating cash flows, as noted in ASC Topic 360-10-35-21e.

The Company respectfully advises the Staff that property, plant and equipment, as a percentage of total assets, has decreased from 18% at December 31, 2009 to 7.4% at June 30, 2010. Although property, plant and equipment currently represents a significantly smaller percentage of total assets, in response to the Staff’s comment, the Company has included a critical accounting policy that addresses why no impairment charges related to its long-lived assets have been warranted despite the Company’s history of operating losses and negative operating cash flows.

United States Securities and Exchange Commission October 1, 2010 Page 8

Stock-based compensation, page 66

20. Please confirm to us that there were no grants of share based compensation, including stock options and restricted stock, subsequent to December 1, 2009. If so, clearly disclose this in MD&A.

The Company respectfully advises the Staff that there were no grants subsequent to December 1, 2009 until June 3, 2010. The MD&A section has been updated through June 30, 2010 and includes information regarding grants of share based compensation, including stock options and restricted stock, subsequent to December 1, 2009.

21.            Until you provide a bona fide estimate of the offering price, we cannot complete an accounting review of the disclosures on pages 14 and 49-54. Note that any significant disparity between the IPO price and your compensation accounting fair value estimates should be fully explained in the critical accounting estimate section of MD&A. Further, if any known valuation evidence was given disproportionate weight in the estimation of stock values then that fact should be explained and the basis fully disclosed.

The Company acknowledges the Staff’s comment and, if applicable, will fully explain in the critical accounting estimate section of MD&A any significant disparity between the IPO price and the Company’s compensation accounting fair value estimates. Similarly, if any known valuation evidence was given disproportionate weight in the estimation of stock values then that fact will be explained and the basis fully disclosed.

Beneficial conversion feature of Series D-1 preferred stock financing, page 72

22.            You disclose that the beneficial conversion feature on the Series D-1 preferred stock is $2,849,000. Please revise to disclose the fair value of the Series D-1 preferred stock at the issuance date in March 2010. Please also revise to disclose the fair value of the Series D-1 preferred stock issued in April and May 2010 that will result in a beneficial conversion feature of $2,895,000, as noted on page F-44.

In response to the Staff’s comment, the Company has revised its disclosure on pages 74-75 of Amendment No. 1 to include a discussion of the manner in which the beneficial conversion feature on the Series D-1 Preferred was calculated.

The Company estimated the fair value of a share of its common stock to be $10.07 at the issuance date of its Series D-1 Preferred in each of March, April and May 2010. Because the initial conversion price for the Series D-1 Preferred is equal to its original issuance price of $17.12, the initial conversion ratio of the Series D-1 Preferred is one share of Series D-1 Preferred for one share of the Company’s common stock.

United States Securities and Exchange Commission October 1, 2010 Page 9

As discussed in the Initial Registration Statement, the conversion price is subject to adjustment upon, among other events, the closing of an initial public offering or a qualified financing. If an initial public offering or qualified financing does not occur by September 30, 2011, then the conversion ratio of the Series D-1 Preferred adjusts such that each share of Series D-1 Preferred, purchased at $17.12 per share, is convertible into two shares of the Company’s common stock. Because the Company may not be able to close an initial public offering or a qualified financing, and the only adjustment event which is certain to occur is reaching a date of September 30, 2011 through the passage of time, a beneficial conversion has been calculated using the conversion ratio in effect upon the event which is certain to occur. Based on the $10.07 estimated fair value of a share of the Company’s common stock on the relevant issuance dates of the Series D-1 Preferred, the two shares of common stock received upon conversion have an estimated fair value of $20.14.

In comparing the Series D-1 Preferred issuance price of $17.12 to the estimated fair value of two shares of common stock of $20.14, as of the original issuance dates, the Company determined the existence of a beneficial conversion feature in the structure of its Series D-1 Preferred. On the basis of this beneficial conversion, the Company has recorded an amount representing the intrinsic value of the beneficial conversion feature of $3.02 per share, or the difference between $20.14 and $17.12. The Company issued a total of 1,902,087 shares of Series D-1 Preferred between March and May 2010 and recorded the beneficial conversion feature at its aggregate intrinsic value of approximately $5,744,000 (1,902,087 shares multiplied by $3.02 per share) as a discount on the Series D-1 Preferred with a corresponding credit to additional paid-in-capital, of which (i) approximately $2,849,000 relates to the 943,344 shares of Series D-1 Preferred issued and sold to existing stockholders in March 2010 and (ii) approximately $2,895,000 relates to the 958,743 shares of Series D-1 Preferred issued in transactions during April and May 2010, which were issued primarily to new outside investors, ICM, Inc. and LANXESS CORPORATION, in arm’s-length transactions on identical terms to the shares sold in March 2010.

Contractual Obligations and Commitments, page 82

23.            We note that interest commitments under your interest-bearing debt are not included in the table. We also note your statement that the table reflects only payment obligations that are fixed and determinable. It appears interest is fixed and determinable, since you state on page 84 that the terms of your Lighthouse and TriplePoint long-term debt facilities provide for a fixed rate of interest, and therefore are not subject to fluctuations in market interest rates. Accordingly, please revise your filing to include such interest in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.

United States Securities and Exchange Commission October 1, 2010 Page 10

In response to the Staff’s comment, the Company has revised the Contractual Obligations and Commitments table and its disclosure on page 84 of Amendment No. 1 to include interest payments on long-term debt.

Background and perspective, page 86

24. Please revise to state the basis for your claim in the last sentence on page 87.

The Company respectfully advises the Staff that it has revised the disclosure in the last sentence on page 90 of Amendment No. 1 to state the basis for its claim regarding hydrocarbon products that can be produced from isobutanol.

Business, page 88

Our Markets, page 89

Isobutanol for the production of plastics, fibers, rubber and other polymers, page 89

25. You make several statements regarding the desires of producers of plastics, fibers, rubber and other polymers. Please revise to provide the source of this information.

The Company respectfully advises the Staff that it has revised the disclosure regarding the desires of producers of plastics, fibers, rubber and other polymers to provide the sources of such information.

Additionally, enclosed as Part D of the Supplemental Binder, are copies of the sources related to the statements regarding the desires of producers of plastics, fibers, rubber and other polymers, together with a detailed source chart indicating the relevant pages of the source material that support such statements and indicating the relevant pages of Amendment No. 1 on which such statements have been made.

Production and Distribution, page 92

26. Please file the letters of intent and file any definitive agreements you enter into with the referenced parties as exhibits to the registration statement.

The Company respectfully submits that, pursuant to Item 601(b)(10) of Regulation S-K, the (i) non-binding heads of agreement entered into between the Company and LANXESS Inc. (the “LANXESS HOA”), (ii) non-binding letter of intent entered into between the Company and TOTAL PETROCHEMICALS USA, Inc. (the “TOTAL LOI”), (iii) non-binding letter of interest entered into between the Company and Toray Industries, Inc. (the “Toray LOI”), and (iv) non-binding letter of intent entered into between the Company and United Air Lines, Inc. (the “UA LOI”, and together with the LANXESS HOA, TOTAL LOI and Toray LOI, the “LOIs”), each of which are referenced on page 92 of the Initial Registration Statement, are not required to be filed as exhibits to the Registration Statement because they are not material to the Company or its financial position and do not fall within any category set forth in Items 601(b)(10)(ii)(A)-(D) of Regulation S-K.

United States Securities and Exchange Commission October 1, 2010 Page 11

The Company plans to produce and sell isobutanol and derivative chemical products across multiple target chemicals and fuels markets, both in the U.S. and internationally. Each of the LOIs relates to the potential sale by the Company of isobutanol and derivative chemical products across certain chemical and fuels markets. Therefore, the LOIs constitute contracts that ordinarily accompany the kind of business conducted by the Company.

As disclosed in the Registration Statement, each of the LOIs is non-binding and the Company has not yet entered into definitive agreements with respect to such LOIs. The Company is in the process of negotiating definitive agreements with respect to each LOI and until definitive agreements are entered into and the Company is producing quantities of isobutanol at commercial scale, the Company will not recognize any revenues from the sale of isobutanol or derivative chemical products pursuant to the LOIs. Accordingly, the amount of revenues or exact timing of such revenues under a definitive agreement related to an LOI is currently uncertain.

While the Company is not substantially dependent on any one of the LOIs (or the LOIs collectively), it believes that the existence of these expressions of interest from potential customers is a helpful indicator of the magnitude and wide-ranging scope of the existing demand for its product. However, the Company is only in the beginning stages of establishing production capacity and developing a pipeline of future customers for its isobutanol and derivative chemical products. Therefore, even if it were to generate revenue from the sales of isobutanol and derivative chemical products, including under any one of the LOIs, such revenue would not be sufficient to subsidize the Company’s operations.

Finally, with respect to the Toray LOI and the UA LOI, the Company will need to obtain commitments from and enter into agreements with third-party manufacturers of p-xylene and jet fuel, respectively, in order to be able to perform under the supply agreements contemplated by the Toray LOI and the UA LOI. The Company’s ability to solicit commitments from and enter into agreements with such third-parties is uncertain. Accordingly, the Company’s ability to reach a definitive agreement with respect to the Toray LOI and the UA LOI is likewise uncertain.

Therefore, because (i) the LOIs are (a) the type of contracts that ordinarily accompany the kind of business conducted by the Company, and (b) non-binding and the prospect of definitive agreements related to the LOIs is uncertain, and (ii) any revenues derived from any one of the LOIs would not be sufficient to subsidize the Company’s operations, the Company is not substantially dependent upon any one of the LOIs and does not consider any one of the LOIs (or the LOIs collectively) to be material to prospective investors.

United States Securities and Exchange Commission October 1, 2010 Page 12

The Company respectfully advises the Staff that in recognition of this uncertainty, the Company has disclosed the risk that these LOIs may never become definitive agreements on page 9 of Amendment No. 1, under the heading “Summary risk factors,” and on pages 22-23 of Amendment No. 1, under the heading “Risks Relating to our Business and Strategy.”

Our Production Technology Platform, page 96

27.            We note the disclosure relating to the commercial engineering study conducted by ICM, Inc. and the disclosure relating to the testing performed by DNV Columbus, Inc. in the last paragraph on page 104. Please tell us what consideration you have given to identifying these third parties as experts and obtaining their consents to be named. Refer to Interpretation 233.02 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations. Additionally, advise us as to whether you commissioned these studies and the extent to which the information is publicly available.

The Company respectfully advises the Staff that its disclosure relating to the commercial engineering study conducted by ICM, Inc. and the testing performed by DNV Columbus, Inc. attributes certain statements, valuations and/or opinions to ICM, Inc. and DNV Columbus, Inc., respectively. In accordance with such disclosure, the consents of ICM, Inc. and DNV Columbus, Inc. have been filed as Exhibit 23.4 and Exhibit 23.5, respectively, to Amendment No. 1.

The Company respectfully advises the Staff that it did commission the study conducted by ICM, Inc. and the testing performed by DNV Columbus, Inc. The results of both the study and testing are confidential and therefore not publicly available.

Feedstock Flexibility, page 99

28. Please disclose the source and availability of fuel ethanol feedstock. Please refer to Item 101(c)(1)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has added additional disclosure regarding the source and availability of fuel ethanol feedstock on page 102 of Amendment No. 1.

Additionally, enclosed as Part E of the Supplemental Binder, are copies of the sources related to the disclosure regarding the source and availability of fuel ethanol feedstock, together with a detailed source chart indicating the relevant pages of the source material that support such disclosure and indicating the relevant pages of Amendment No. 1 on which such disclosure has been made.

Grants of Plan-Based Awards in 2009 Table, page 139

29.           The disclosure in the “Grant date fair value of option awards” should reflect the aggregate fair value of the award and not the per share full grant date fair value. See Item 402(d) of Regulation S-K. Please revise.

The Company respectfully advises the Staff that it has revised the disclosure in the “Grant date fair value of option awards” on page 141 of Amendment No. 1 to reflect the aggregate fair value of the awards.

United States Securities and Exchange Commission October 1, 2010 Page 13

Gevo, Inc. Consolidated Financial Statements

30. Please note the updating requirements of Rule 3-12 of Regulation S-X.

The Company respectfully advises the Staff that the financial statements for both the Company and Agri-Energy included in Amendment No. 1 have been updated through June 30, 2010.

1. Nature of Business and Significant Accounting Policies, page F-9

31.            On page F-12, you state your revenues from inception through March 31, 2010 related to government research grants and cooperative agreement. The government research grants and cooperative agreement primarily related to research and development activities. Please explain to us how you have appropriately classified these amounts as revenues.

The Company respectfully advises the Staff that the Company’s revenues from inception through March 31, 2010 relate to services performed in accordance with the terms of research grants and cooperative agreements with the government. Revenue under such grants and agreements is recognized in the period during which the related costs are incurred, provided that the conditions under which the awards were granted have been met and only perfunctory performance obligations are outstanding.

The Company’s research grants and cooperative agreements are made pursuant to agreements that generally provide for cost reimbursement of certain types of expenditures in return for performance by the Company of research and development activities over a contractually defined period. Revenue under the Company’s research grants and cooperative agreements is presented on a gross basis. The Company records revenue on a gross basis because the Company acts as a principal under the research grants and cooperative agreements, with discretion to choose suppliers when applicable, bear credit risk and perform all or part of the services. The costs associated with these activities are primarily reflected as a component of research and development expense in the statements of operations.

United States Securities and Exchange Commission October 1, 2010 Page 14

Exhibit Index, page II-10

32.            We note that you have requested confidential treatment for certain portions of several exhibits to your registration statement. Please be advised that we will take your filing effective only after resolving any comments with respect to your confidential treatment application. We will send our comments on your confidential treatment application under separate cover.

The Company acknowledges the Staff’s comment and understands the Registration Statement will only be declared effective after any comments with respect to the Company’s confidential treatment application have been resolved.

* * * * * * * * * *

United States Securities and Exchange Commission October 1, 2010 Page 15

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to Teri O’Brien at (858) 458-3031 or Deyan Spiridonov at (858) 458-3044.

Sincerely,

/s/ Teri O’Brien
Teri O’Brien for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Patrick R. Gruber, Ph.D., Gevo, Inc.
Brett Lund, Esq., Gevo, Inc.
Mark Smith, Gevo, Inc.
David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
Deyan Spiridonov, Paul, Hastings, Janofsky & Walker LLP